1-14968

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K




REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2002

Partner Communications Company Ltd.
(Translation of Registrant's Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated July 29, 2002 re: Partner Communications Announces Second Quarter 2002 Results and Posts First Positive Quarterly Net Income, Attaching the Full Financial Report.

PARTNER COMMUNICATIONS ANNOUNCES SECOND QUARTER 2002 RESULTS; POSTS FIRST POSITIVE QUARTERLY NET INCOME

***Rosh Ha'ayin, Israel, July 29th, 2002* – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the second quarter ended June 30, 2002.**

Highlights:

- Revenues for the quarter reached NIS 991.6 million (US$ 207.9 million), up 24% from the second quarter of 2001.
- EBITDA for the quarter reached NIS 266.8 million (US$ 55.9 million), up 51% from the second quarter of 2001.
- Operating income of NIS 138.0 million (US$ 28.9 million) for the quarter up from an operating income of NIS 44.5 million in the second quarter of 2001.
- Net income of NIS 25.2 million (US$ 5.3 million) for the quarter compared to net loss of NIS 44.7 million in the second quarter of 2001.
- Subscriber base of 1,703,000, compared to 1,147,000 at the end of the second quarter of 2001.
- Market share increased to an estimated 28%, up from 24% in the second quarter of 2001.
- Average monthly minutes of use per subscriber and ARPU continued to stabilize with 284 minutes of use and ARPU of NIS 185 (US$ 38.8) compared to 284 minutes and ARPU of 184 NIS in Q1 2002.
- Average cost of acquiring a new subscriber was NIS 463 (US$ 97.2).

Commenting on the second quarter's results, Amikam Cohen, Partner's CEO said: "This quarter, we reached another significant milestone in our short history, and posted for the first time, quarterly net income. We are delighted to report that we continued the trend of growing our top line revenues by aggressively adding subscribers, growing our customer base by almost 7% in the second quarter of 2002, and surpassing the 1.7 million-subscriber mark. Once again, we captured the lion's share of growth in the market, without sacrificing our profitability targets. We remain committed to achieving our stated goals and maintaining a sound fiscal policy. This strategy coupled with our strong marketing, customer service, and network strategies will continue to expand our market leadership position. Our dedication to offering our customers attractive rate plans, a wide range of handsets, worldwide services and an expanding variety of value added services, will continue translate into further performance."

Financial Review

Revenues for the second quarter of 2002, driven primarily by subscriber growth, higher usage, and increased data and content revenues, grew to NIS 991.6 million (US$ 207.9 million), from NIS 796.9 million in the second quarter of 2001, an increase of 24%, and from NIS 929.5 million in the first quarter of 2002, an increase of 7%.

Cost of Revenues for the second quarter of 2002 increased to NIS 742.6 million (US$ 155.7 million), from NIS 641.6 million in the second quarter of 2001, an increase of 16%, and from NIS 713.7 million in the first quarter of 2002, an increase of 4%. The increase in cost of revenues was driven primarily by higher interconnect charges related to increased usage as well as by higher depreciation charges, which were offset by lower license amortization charges.

The Company was granted an additional five-year extension of its general license to 2022 and has revised its amortization schedule accordingly. The effect on the results of the second quarter, as compared to the first quarter of 2002, is a reduction in amortization expenses of NIS 4.6 million.

Selling and marketing expenses for the second quarter of 2002 were NIS 76.1 million (US$16.0 million), up from NIS 71.0 million in the second quarter of 2001, an increase of 7%, driven primarily by increased advertising and promotion in anticipation of increasing competition. When compared to the first quarter of 2002, selling and marketing expenses were lower by NIS 2.5 million or 3% than in the first quarter of 2002.

General and administrative expenses for the second quarter of 2002 were NIS 34.9 million (US$ 7.3 million), down from NIS 39.7 million in the second quarter of 2001, a decrease of 12%, driven primarily by across the board efficiencies. General and administrative expenses this quarter were consistent with the first quarter 2002 total of NIS 33.4 million.

Operating income for the second quarter of 2002 increased to NIS 138.0 million (US$ 28.9 million), from an operating income of NIS 44.5 million in the second quarter of 2001, an increase of 210%. Operating income in the second quarter as a percentage of revenues reached 14% versus 6% in the second quarter of 2001 and 11% in the first quarter of 2002.

EBITDA for the second quarter increased to NIS 266.8 million (US$ 55.9), an increase of NIS 90.0 million, from NIS 176.8 million in the second quarter of 2001. EBITDA as a percentage of revenues increased to 27% up from 22% in the second quarter of 2001.

Financial expenses for the second quarter of 2002 were NIS 112.7 million (US$ 23.6 million), an increase of NIS 23.5 million, from NIS 89.2 million in the second quarter of 2001. The increase in financial expenses was primarily attributable to cumulative devaluations of the Shekel by 2.8% between the relevant periods. Financial expenses this quarter were lower than the first quarter of 2002 (NIS 122.6 million) primarily due to the smaller quarterly devaluation of the shekel (2.2% versus 5.7% in Q1 2002).

Net income for the second quarter was NIS 25.2 million (US$ 5.3 million) or NIS 0.14 per ADS, or per share traded on the Tel Aviv Stock Exchange compared to a loss of NIS 44.7 million, or NIS 0.25 per ADS for the second quarter of 2001.

Funding Review

In the second quarter of 2002, cash flow from operating activities net of investing activities was NIS 80.4 million (US$ 16.9 million), compared to negative cash flow of NIS 312.7 million in the first quarter of 2002, and negative cash flow of NIS 83.1 million in the second quarter of 2001.

Capital expenditures, excluding license, were NIS 184.4 million (US$ 38.7 million) in the second quarter of 2002, up from NIS 127.1 million in the first quarter of 2002. The increase in capital expenditures was attributable to an acceleration of some of the Company's investment plans for the balance of 2002 in order to accelerate the enhancement of the Company's competitive advantage.

As of the end of the second quarter of 2002, the US dollar equivalent of 538 million was drawn from our $750 million bank facility, leaving the Company with additional availability of 212 million US dollars.

Commenting on the Company's financial performance and funding situation, Alan Gelman, Partner's Chief Financial Officer said; "We continue to improve across a broad range of financial and operating parameters, growing our revenues and operating income at healthy rates. Our second quarter's results were substantially influenced by the changes in the Dollar-Shekel rate, affecting our financial expenses primarily through Shekel adjustments to the principal of our $175 million US Dollar denominated notes, and by fluctuations in the interest rates, affecting our Shekel denominated bank debt. While we expect to be cash flow positive for the remainder of the year, our net income will continue to be affected by fluctuations in foreign exchange rates and changes to the Central Bank of Israel's interest rates. We believe that we have sufficient resources within our current bank facility to satisfy our investment requirements for our 3G network and therefore no immediate additional funding is required."

Mr. Gelman added that; "Due to the major impact the debt service has on our results, the Company will continue to evaluate opportunities to improve its debt and capital structure".

Operational Review

The Company's subscriber base reached 1,703,000 subscribers (1,201,000 post- paid and 502,000 prepaid), compared to 1,147,000 at the end of the second quarter of 2001. During the quarter Partner added 107,000 new subscribers, including 58,000 post-paid customers and 49,000 prepaid customers. The quarterly churn rate remained low at 1.6%, which includes a provision for subscribers who have not generated any revenues for the last six months.

The Company's market share continued to grow, to approximately 28% of the number of all cellular subscribers in Israel, up from 24% at the end of the second quarter of 2001.

Average monthly usage per subscriber for the quarter was 284 minutes, versus 321 minutes per month for the comparable quarter last year, and 284 minutes per month for the first quarter of 2002. Average monthly revenue per user (ARPU), including in-roaming revenues was NIS 185 (US$ 38.8), versus NIS 217 per month for the second quarter of 2001 and NIS 184 for the first quarter of 2002. The usage and ARPU levels for the second quarter of 2002 continued to be above the market and the industry averages.

Commenting on the stabilization in ARPU, Mr. Gelman said: "This quarter, we saw a change in the trend of the ARPU. The stabilization in ARPU was attributable to an increase in our data and content revenues, which now account for approximately 6.1% of our revenues, as well as the addition of quality post-paid customers to our network and seasonal factors. While we expect some minor fluctuations for the remainder of the year, we expect ARPUs over the short term to remain stable.

Regarding other operational indicators, Mr. Gelman added: " We expect subscriber growth to remain healthy for the balance of 2002, despite a more heavily penetrated market, although we do expect the trend of declining quarterly net adds to continue. In addition, we expect churn to rise in the coming quarters due to increased competition. That said, despite increasing competition, we expect subscriber acquisition cost levels to remain relatively stable."

The cost of acquiring new subscribers remained low, as the average subscriber acquisition cost (SAC) in the second quarter was NIS 463 (US$ 97.2), a decrease from NIS 475 in the second quarter of 2001 and 4.6 percent higher than in the first quarter of 2002. The Company expenses in full all subscriber acquisition and customer retention costs.

Conference Call Details

Partner Communications will hold a conference call to discuss the company's second quarter on Monday, July 29th, 2002, at 17:00 Israel local time (10:00 a.m. Eastern Daylight time). This conference call will be broadcasted live over the Internet and can be accessed by all interested parties through our investors' web site at http://investors.partner.co.il. To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available shortly after the call ends via the Internet (at the same location as the live broadcast) until midnight on July 5th, 2002.

About Partner Communications

Partner Communications Company Ltd. is the first Global System for Mobile Communications, or GSM, mobile telephone network operator in Israel. The Company commenced full commercial operations in January 1999 under the international orange™ brand name and, through its network, provides quality of service and a range of features to more than 1.7 million subscribers in Israel. Partner subscribers can use roaming services in 100 destinations using 237 GSM networks. The Company's ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock

Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. (For further information: http://investors.partner.co.il)

Notes: *Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.*

Words such as "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements.

Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

- *Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;*
- *The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;*
- *The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;*
- *The introduction or popularity of new products and services, including pre-paid phone products, which could increase churn;*
- *The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;*
- *The availability and cost of capital and the consequences of increased leverage;*
- *The risks and costs associated with the need to acquire additional spectrum for current and future services;*
- *The risks associated with technological requirements, technology substitution and changes and other technological developments;*
- *Fluctuations in exchange rates;*
- *The results of litigation filed or to be filed against us; and*
- *The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;*
- *As well as the risk factors specified under the heading "Risk Factors" in our 2001 annual report on Form 20F filed with the SEC on April 30, 2002.*

The financial statements set forth below should be read in conjunction with the financial statements of Partner Communications for the quarter ended June 30th, 2002 and notes thereto that have been filed concurrently to the U.S. Securities and Exchange Commission on form 6-K.

The attached summary financial statements are prepared in accordance with U.S. GAAP.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at June 30th, 2002: US $1.00 equals NIS 4.769. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Contacts:

Mr. Alan Gelman
Chief Financial Officer
Tel: +972-67-814951
Fax: +972-67-815961
E-mail:alan.gelman@orange.co.il

Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
Tel: +972-67-814151
Fax: +972-67-814161
E-mail:dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Assets				
CURRENT ASSETS:				
Cash and cash equivalents	13,663	5,272	2,865	1,105
Accounts receivable:				
Trade	494,881	458,434	103,771	96,128
Other	38,287	42,930	8,028	9,002
Inventories	138,820	124,512	29,109	26,109
Total current assets	685,651	631,148	143,773	132,344
INVESTMENTS AND LONG -TERM RECEIVABLES:				
Non-marketable securities	3,530	8,244	740	1,729
Security deposit	108,528	100,869	22,757	21,151
Accounts receivables - trade	695	3,696	146	775
Funds in respect of employee rights upon retirement	35,194	28,160	7,380	5,905
	147,947	140,969	31,023	29,560
FIXED ASSETS, net of accumulated depreciation and amortization	1,849,825	1,749,052	387,885	366,754
LICENSE AND DEFERRED CHARGES, net of amortization	1,292,849	1,112,959	271,094	233,374
	3,976,272	3,634,128	833,775	762,031

	New Israeli shekels		Convenience translation into U.S. dollars	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Liabilities net of capital deficiency				
CURRENT LIABILITIES:				
Current maturities of long-term loans		483,897		101,467
Accounts payable and accruals:				
Trade	510,531	524,642	107,052	110,011
Other	188,769	186,165	39,583	39,036
Total current liabilities	699,300	1,194,704	146,635	250,514
LONG-TERM LIABILITIES:				
Bank loans, net of current maturities	2,577,480	1,818,066	540,466	381,226
Notes payable	834,575	772,800	175,000	162,046
Liability for employee rights upon retirement	49,895	42,334	10,462	8,877
Total long-term liabilities	3,461,950	2,633,200	725,928	552,149
Total liabilities	4,161,250	3,827,904	872,563	802,663
CAPITAL DEFICIENCY:				
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2001 - 200,000,000 shares and June 30, 2002 - 235,000,000 shares; issued and outstanding - December 31, 2001 - 178,924,585 shares and June 30, 2002 - 178,967,909 shares	1,790	1,789	375	375
Capital surplus	2,293,523	2,298,080	480,923	481,879
Deferred compensation	(13,387)	(24,362)	(2,807)	(5,108)
Accumulated deficit	(2,466,904)	(2,469,283)	(517,279)	(517,778)
Total capital deficiency	(184,978)	(193,776)	(38,788)	(40,632)
	3,976,272	3,634,128	833,775	762,031

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars	
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2002	2001	2002	2001	2002	2002
	(U n a u d i t e d)					
	In thousands (except net income (loss) per share data)					
REVENUES - net	1,921,056	1,500,995	991,566	796,850	402,822	207,919
COST OF REVENUES	1,456,341	1,290,835	742,642	641,648	305,377	155,723
GROSS INCOME	464,715	210,160	248,924	155,202	97,445	52,196
SELLING AND MARKETING EXPENSES	154,725	134,497	76,092	70,996	32,444	15,956
GENERAL AND ADMINISTRATIVE EXPENSES	68,260	75,289	34,861	39,732	14,313	7,310
OPERATING INCOME	241,730	374	137,971	44,474	50,688	28,930
FINANCIAL EXPENSES - net	235,297	184,822	112,738	89,189	49,339	23,639
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES	4,054				850	
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	2,379	(184,448)	25,233	(44,715)	499	5,291
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483				
NET INCOME (LOSS) FOR THE PERIOD	2,379	(180,965)	25,233	(44,715)	499	5,291
NET INCOME (LOSS) PER SHARE - basic and diluted:						
Before cumulative effect	0.01	(1.03)	0.14	(0.25)	#	0.03
Cumulative effect		0.02				
Net income (loss)	0.01	(1.01)	0.14	(0.25)	#	0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - in thousands:						
Basic	178,942	178,897	178,950	178,901	178,942	178,950
Diluted	183,478	178,897	183,356	178,901	183,478	183,356

Representing an amount less than $0.01.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	6 month period ended June 30,		6 month period ended June 30,
	2002	2001	2002
	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) for the period	2,379	(180,965)	499
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	248,993	255,218	52,211
Capital loss (gain) on sale of fixed assets	(846)	262	(177)
Loss on impairment of investments in non-marketable securities	4,054		850
Amortization of deferred compensation related to employee stock option grants, net	6,347	9,236	1,330
Liability for employee rights upon retirement	7,561	6,392	1,585
Accrued interest and exchange and linkage differences on long-term liabilities	91,579	16,314	19,204
Accrued interest and exchange and on security deposit	(7,659)	(6,209)	(1,606)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable:			
Trade	(33,446)	(87,319)	(7,014)
Other	4,643	11,716	974
Increase (decrease) in accounts payable and accruals:			
Trade	(40,211)	(26,130)	(8,432)
Other	8,377	47,149	1,757
Increase in inventories	(14,308)	(1,021)	(3,000)
Net cash provided by operating activities	277,463	44,643	58,181
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(296,193)	(275,044)	(62,108)
Proceeds from sale of fixed assets	2,965	536	622
Investment in non marketable securities		(16,446)	
Purchase of additional spectrum	(209,482)		(43,926)
Funds in respect of employee rights upon retirement	(7,034)	(4,229)	(1,475)
Net cash used in investing activities	(509,744)	(295,183)	(106,887)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options granted to employee	72	23	15
Long-term bank loans received	1,349,326	804,117	282,937
Repayment of long term bank loans	(1,108,726)	(551,000)	(232,486)
Amount carried to deferred charges		(28)	
Net cash provided by financing activities	240,672	253,112	50,466
INCREASE IN CASH AND CASH EQUIVALENTS	8,391	2,572	1,760
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,272	869	1,105
CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,663	3,441	2,865

Supplementary information on investing activities not involving cash flows

At June 30, 2002, trade payables include NIS 150,740,000 ($ 31,608,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

RECONCILIATION OF EBITDA

	New Israeli shekels*		New Israeli shekels*		Convenience translation into U.S. dollars**	Convenience translation into U.S. dollars**
	6 month period ended June 30		3 month period ended June 30		6 month period ended June 30	3 month period ended June 30
	2002	2001	2002	2001	2002	2002
Net Income (loss)	2,379	(180,965)	25,233	(44,715)	499	5,291
Adjustments required to reconcile EBITDA:						
Financial expenses*	231,739	181,264	110,953	87,402	48,593	23,265
Depreciation and amortization	248,993	255,218	128,142	130,660	52,211	26,870
Amortization of stock option granted to employees	6,347	9,236	2,760	3,486	1,330	579
capital gain	(846)		(290)		(177)	(61)
Loss on impairment	4,054				850	
Implementation of FAS 133****		(3,483)				
EBITDA	492,666	261,270	266,798	176,833	103,306	55,944

* The financial statements have been prepared on the basis of historical cost.

** The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at June 30, 2002: US $1.00 equals NIS 4.769.

*** Financial expenses excluding any charge for the amortization of pre-launch financial costs, which are included in other depreciation and amortization charges stated above.

**** Cumulative effect, at beginning of year, of a change in accounting principles.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	New Israeli shekels			
	3 month period ended			
	September 30 2001	December 31 2001	March 31 2002	June 30, 2002
	(Unaudited)			
	In thousands			
REVENUES - net	867,323	881,031	929,490	991,566
COST OF REVENUES	698,984	729,344	713,699	742,642
GROSS INCOME	168,339	151,687	215,791	248,924
SELLING AND MARKETING EXPENSES	80,956	77,507	78,633	76,092
GENERAL AND ADMINISTRATIVE EXPENSES	39,184	19,809	33,399	34,861
OPERATING INCOME	48,199	54,371	103,759	137,971
FINANCIAL EXPENSES - net	127,533	88,572	122,559	112,738
LOSS ON IMPAIRMENT OF INVESTMENT IN MARKETABLE SECURITIES	8,862		4,054	
NET INCOME (LOSS) FOR THE PRIOD	(88,196)	(34,201)	(22,854)	25,233

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

Summary Operating Data

	JUNE 30, 2001	JUNE 30, 2002
Subscribers (in thousands)	1,147	1,703
Estimated share of total Israeli mobile telephone subscribers	24%	28%
Churn rate in quarter	1.6%	1.6%
Average monthly usage in quarter per subscriber (minutes)	321	284
Usage for Business subscribers	N.A	531
Usage for private subscribers	N.A	260
Usage for pre-paid subscribers	N.A	167
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)..........	217	185
ARPU for Business subscribers	N.A	344
ARPU for private subscribers	N.A	169
ARPU for pre-paid subscribers	N.A	129
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	1,632 (538)	1,950 (703)
Subscriber acquisition costs in quarter per subscriber (NIS)...	475	463
Number of employees (full-time equivalent)..........	2,524	2,564

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2002

(Unaudited)

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

INTERIM FINANCIAL STATEMENTS

AT JUNE 30, 2002

(Unaudited)

TABLE OF CONTENTS



PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED BALANCE SHEETS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Assets				
CURRENT ASSETS:				
Cash and cash equivalents	13,663	5,272	2,865	1,105
Accounts receivable:				
Trade	494,881	458,434	103,771	96,128
Other	38,287	42,930	8,028	9,002
Inventories	138,820	124,512	29,109	26,109
Total current assets	685,651	631,148	143,773	132,344
INVESTMENTS AND LONG -TERM RECEIVABLES:				
Non-marketable securities	3,530	8,244	740	1,729
Security deposit	108,528	100,869	22,757	21,151
Accounts receivables - trade	695	3,696	146	775
Funds in respect of employee rights upon retirement	35,194	28,160	7,380	5,905
	147,947	140,969	31,023	29,560
FIXED ASSETS, net of accumulated depreciation and amortization	1,849,825	1,749,052	387,885	366,754
LICENSE AND DEFERRED CHARGES, net of amortization (note 1)	1,292,849	1,112,959	271,094	233,374
	3,976,272	3,634,128	833,775	762,031

Date of approval of the financial statements: July 29, 2002.

Amikam Cohen
Chief Executive Officer

Alan Gelman
Chief Financial Officer

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	In thousands			
Liabilities net of capital deficiency				
CURRENT LIABILITIES:				
Current maturities of long-term loans (note 3)		483,897		101,467
Accounts payable and accruals:				
Trade	510,531	524,642	107,052	110,011
Other	188,769	186,165	39,583	39,036
Total current liabilities	699,300	1,194,704	146,635	250,514
LONG-TERM LIABILITIES:				
Bank loans, net of current maturities (note 3)	2,577,480	1,818,066	540,466	381,226
Notes payable	834,575	772,800	175,000	162,046
Liability for employee rights upon retirement	49,895	42,334	10,462	8,877
Total long-term liabilities	3,461,950	2,633,200	725,928	552,149
Total liabilities	4,161,250	3,827,904	872,563	802,663
CAPITAL DEFICIENCY:				
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2001 - 200,000,000 shares and June 30, 2002 - 235,000,000 shares; issued and outstanding - December 31, 2001 - 178,924,585 shares and June 30, 2002 - 178,967,909 shares	1,790	1,789	375	375
Capital surplus	2,293,523	2,298,080	480,923	481,879
Deferred compensation	(13,387)	(24,362)	(2,807)	(5,108)
Accumulated deficit	(2,466,904)	(2,469,283)	(517,279)	(517,778)
Total capital deficiency	(184,978)	(193,776)	(38,788)	(40,632)
	3,976,272	3,634,128	833,775	762,031

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels				Convenience translation into U.S. dollars (see note 2b)	
	6 month period ended June 30,		3 month period ended June 30,		6 month period ended June 30,	3 month period ended June 30,
	2002	2001	2002	2001	2002	2002
	(U n a u d i t e d)					
	In thousands (except net income (loss) per share data)					
REVENUES - net	1,921,056	1,500,995	991,566	796,850	402,822	207,919
COST OF REVENUES	1,456,341	1,290,835	742,642	641,648	305,377	155,723
GROSS INCOME	464,715	210,160	248,924	155,202	97,445	52,196
SELLING AND MARKETING EXPENSES	154,725	134,497	76,092	70,996	32,444	15,956
GENERAL AND ADMINISTRATIVE EXPENSES	68,260	75,289	34,861	39,732	14,313	7,310
OPERATING INCOME	241,730	374	137,971	44,474	50,688	28,930
FINANCIAL EXPENSES - net	235,297	184,822	112,738	89,189	49,339	23,639
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES	4,054				850	
NET INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	2,379	(184,448)	25,233	(44,715)	499	5,291
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES		3,483				
NET INCOME (LOSS) FOR THE PERIOD	2,379	(180,965)	25,233	(44,715)	499	5,291
NET INCOME (LOSS) PER SHARE - basic and diluted:						
Before cumulative effect	0.01	(1.03)	0.14	(0.25)	*	0.03
Cumulative effect		0.02				
Net income (loss)	0.01	(1.01)	0.14	(0.25)	*	0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - in thousands:						
Basic	178,942	178,897	178,950	178,901	178,942	178,950
Diluted	183,478	178,897	183,356	178,901	183,478	183,356

*Representing an amount less than $0.01

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENT

OF CHANGES IN CAPITAL DEFICIENCY

	Share capital	Capital surplus	Deferred compensation	Accumulated deficit	Total
			In thousands		
New Israeli shekels (note 2b)					
BALANCE AT JANUARY 1, 2002 (audited)	1,789	2,298,080	(24,362)	(2,469,283)	(193,776)
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2002 (unaudited):					
Exercise of options granted to employees	1	71			72
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(4,628)	10,975		6,347
Net income for the period				2,379	2,379
BALANCE AT JUNE 30, 2002 (unaudited)	1,790	2,293,523	(13,387)	(2,466,904)	(184,978)
Convenience translation into U.S. dollars (note 2b)					
BALANCE AT JANUARY 1, 2002 (audited)	375	481,879	(5,108)	(517,778)	(40,632)
CHANGES DURING THE 6 MONTHS ENDED JUNE 30, 2002 (unaudited):					
Exercise of options granted to employees	*	15			15
Amortization of deferred compensation related to employee stock option grants, net of deferred compensation with respect to employee stock options forfeited		(971)	2,301		1,330
Net income for the period				499	499
BALANCE AT JUNE 30, 2002 (unaudited)	375	480,923	(2,807)	(517,279)	(38,788)

*Representing an amount less than $0.01.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars (see note 2b)
	6 month period ended June 30,		6 month period ended June 30,
	2002	2001	2002
	(Unaudited)		(Unaudited)
	In thousands		In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss) for the period	2,379	(180,965)	499
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	248,993	255,218	52,211
Capital loss (gain) on sale of fixed assets	(846)	262	(177)
Loss on impairment of investments in non-marketable securities	4,054		850
Amortization of deferred compensation related to employee stock option grants, net	6,347	9,236	1,330
Liability for employee rights upon retirement	7,561	6,392	1,585
Accrued interest and exchange and linkage differences on long-term liabilities	91,579	16,314	19,204
Accrued interest and exchange on security deposit	(7,659)	(6,209)	(1,606)
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable:			
Trade	(33,446)	(87,319)	(7,014)
Other	4,643	11,716	974
Increase (decrease) in accounts payable and accruals:			
Trade	(40,211)	(26,130)	(8,432)
Other	8,377	47,149	1,757
Increase in inventories	(14,308)	(1,021)	(3,000)
Net cash provided by operating activities	277,463	44,643	58,181
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of fixed assets	(296,193)	(275,044)	(62,108)
Proceeds from sale of fixed assets	2,965	536	622
Investment in non marketable securities		(16,446)	
Purchase of additional spectrum	(209,482)		(43,926)
Funds in respect of employee rights upon retirement	(7,034)	(4,229)	(1,475)
Net cash used in investing activities	(509,744)	(295,183)	(106,887)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options granted to employee	72	23	15
Long-term bank loans received	1,349,326	804,117	282,937
Repayment of long term bank loans	(1,108,726)	(551,000)	(232,486)
Amount carried to deferred charges		(28)	
Net cash provided by financing activities	240,672	253,112	50,466
INCREASE IN CASH AND CASH EQUIVALENTS	8,391	2,572	1,760
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,272	869	1,105
CASH AND CASH EQUIVALENTS AT END OF PERIOD	13,663	3,441	2,865

Supplementary information on investing activities not involving cash flows

At June 30, 2002, trade payables include NIS 150,740,000 ($ 31,608,000) (unaudited) in respect of acquisition of fixed assets. This balance will be given recognition in these statements upon payment.

The accompanying notes are an integral part of these condensed financial statements.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

(Unaudited)

1. Nature of operations

Partner Communications Company Ltd. ("the Company") and its wholly owned subsidiary (together - "the Group") operate a mobile telecommunications network based upon the Global System for Mobile Communications ("GSM") Standard in Israel.

In December 2001, the Company was awarded additional spectrum (2G band (1800MHz) and 3G band (1900MHz and 2100MHz)). Following the award of the above spectrum, the company's license was amended and extended through 2017. During June 2002, the Minister of Communications amended and extended the license through 2022.

In consideration for the above additional spectrum the Company has committed to pay NIS 180 million ($38 million) for the 2G spectrum in two installments (payable by the end of 2003) and NIS 220 million ($46 million) for the 3G spectrum in five installments through 2006. Out of the abovementioned amounts, approximately NIS 209 million (approximately $44 million) was paid during the six-month period ended June 30, 2002.

Following the above amendments the amortized balance of the Company's existing license as well as the cost of the additional spectrum put into service are amortized on a straight-line basis as follows: as of March 31, 2002 - over the period ending in 2017; as of April 1, 2002 - over the period ending in 2022.

2. Basis of presentation:

a. The condensed consolidated interim financial statements at June 30, 2002 and for the six-month and three-month periods then ended ("the interim financial statements") have been prepared in condensed form, in accordance with accounting principles generally accepted for interim financial statements. The generally accepted accounting principles applied in preparation of the interim statements are consistent with those applied in preparation of the annual financial statements; nevertheless, the interim financial statements do not include all the information and notes required for annual financial statements. In management's opinion, interim financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial information, in accordance with generally accepted accounting principles, for the period presented. Results for interim periods are not necessarily indicative of the results to be expected for the entire year.

PARTNER COMMUNICATIONS COMPANY LTD.

(An Israeli Corporation)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

JUNE 30, 2002

(Unaudited)

2. **Basis of presentation** (continued):

b. The financial statements have been prepared on the basis of historical cost of Israeli currency. All figures in the interim financial statements are presented in nominal new Israeli shekels ("NIS").

The changes in the exchange rate of the U.S. dollar and the Israeli CPI are:

	Exchange rate of the U.S. dollar	**Israeli CPI**
	%	%
Six months ended June 30,		
2002	8.0	6.3
2001	3.1	1.1
Three months ended June 30,		
2002	2.2	3.8
2001	(0.6)	1.6
Year ended December 31,		
2001	9.3	1.4

The Nominal NIS figures at June 30, 2002 and December 31, 2001 and for the six and three month periods ended at June 30, 2002 have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar at June 30, 2002 ($ 1 = NIS 4.769). The translation was made solely for convenience. The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, U.S. dollars.

3. **Long-term bank loans**

a) In April 2002, the Company's credit facility has been amended to reflect Bank Hapoalim's agreement to participate in the credit facility on the same terms as the other lending banks. Therefore, the relevant balances owed to Bank Hapoalim under the credit facility, which were recorded in the Company's annual financial statements for the year ended 2001 as short-term liabilities are recorded in the balance sheet as of June 30, 2002 as long term liabilities.

b) The availability period for drawing under the facility agreement has been extended from June 30, 2002 to August 31, 2002.

4. Contingent liabilities:

a. On October 28, 1999, an Israeli consumer organization lodged a claim against the Company, alleging a variety of consumer complaints and requested that this claim be recognized as a class action.

While the amount of the claim was substantial, the ultimate liability could not be determined because of the considerable uncertainties that exist.

On March 20, 2002, the Haifa District Court decided to strike the claim, because the consumer organization lost, on December 31, 2001, a special status required under Israeli law for consumer organizations to file class action claims.

Another claim, involving a substantial amount, which was filed by a private consumer who had previously asked to join the above class action, may be brought again before the court. The court had previously frozen the proceedings of the private consumer's claim, until a decision was made in the case filed by the consumer organization. On June 20, 2002, legal counsel representing the consumer organization informed the Company of his intention to resume the proceedings in the coming days.
At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claims, if and when re-opened, and therefore no provision has been made.

b. On July 8, 2001, Shakoland 890 (1996) Ltd. filed a claim against the Company for alleged violation of supplier's exclusivity agreement. For filing purposes, the claim was set at NIS 18 million; however, this amount can be increased by the claimant.

At this stage, it is not possible to determine the success of the said litigation, and therefore no provision has been made.

On December 17, 2001, another claim was lodged against the Company, in the amount of approximately NIS 5 million, by a related party of the abovementioned claimant, alleging the breach of an agreement for the granting of content services. However, this amount can be increased by the claimant.

The claimant has applied to the Court in order to withdraw the claim, while maintaining its rights to claim in the future. The Court, unilaterally, accepted the request. The Company appealed to the court to overturn this decision.

c. On December 31, 2001, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. The claim is for airtime charged in respect of calls, which were terminated due to causes other than the termination of the call by the parties thereto. The amount of the claim against the Company is estimated at approximately NIS 21 million.

At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

4. **Contingent liabilities** (continued):

d. On March 20, 2002, the Company received a demand from one of the company's former distributors, mainly for alleged violation of his exclusive distribution agreement. The amount of the demand against the Company is set at NIS 130 million for filing purposes, although the claimant states that his damages far exceeds the above amount.

   At this stage, the Company and its legal counsel are unable to evaluate the probability of success of such a demand if filed by the way of legal claim, and the amount it claims, therefore no provision has been made.

e. On April 8, 2002, a claim was filed against the Company, together with a request to approve this claim as a class action, alleging a variety of consumer complaints.

   The amount of the claim against the Company is estimated at approximately NIS 545 million plus additional significant amounts related to other alleged damages.

   The claim is scheduled to be heard in November 2002. At this stage, the Company and its legal counsel are unable to evaluate the probability of success of the claim, and therefore no provision has been made.

f. On May 21, 2002, a claim was filed against the Company and other Israeli telecommunication companies together with a request to approve this claim as a class action. According to the applicants, the defendants have entered into agreements with commercial entities that offer the public various content services via calls to cellular telephone numbers. The applicants allege that, in actuality, the calls are not carried out by wireless but via a fixed line, an act that is in violation of the law and the license. Accordingly, the applicants claim that the defendants must refund the public all the amounts that were charged in connection with said content services agreements. The applicants did not know the amount for the class action, but estimate it at NIS 600 million. The claim is scheduled to be heard in October 2002.

g. The Company does not have building permits for many of its cell sites and as result is involved in numerous legal actions (including criminal proceedings against officers and directors) relating to this issue.

   Most of these proceedings have been settled under plea bargain arrangements, whereby the Company has paid fines of insignificant amounts.

   Management, based upon current experience and the opinion of legal counsel, does not believe that these legal actions will result in significant costs to the Company. The accounts do not include a provision in respect thereof.

h. The Company is a party to various claims arising in the ordinary course of its operations. Management, based upon the opinion of its legal counsel, is of the opinion that the ultimate resolution of these claims will not have a material effect on the financial position of the Company. The accounts do not include a provision in respect thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd

By /s/

Name: 

Title: Chief Financial Officer

Dated: July 29, 2002